Dynatronics
2003 Annual Report



Table of Contents

front and back cover: photo of Dynatronics' headquarters, Salt Lake City, UT



Kelvyn H. Cullimore, Jr.

President/CEO

Fiscal 2003 was an important year for Dynatronics. For the first time in our history, we invested over $1 million in research and development in a single year. This carefully planned investment laid the foundation for a dynamic new era of sales growth with exciting new and improved products.

Key among our new products is the innovative Dynatron® Solaris™ Series devices – our most technologically advanced line of combination therapy devices. For the first time, Solaris introduces the option of adding an accessory probe for delivering light or laser therapy.

This option gives Solaris a distinct advantage in the marketplace. Although low-power lasers or light therapy products have been in use worldwide for decades, the FDA opened the door to allow these devices to be marketed in the United States only in the past two to three years. Some companies already offer stand-alone low-power laser or light therapy devices, but the price of these products far exceeds the cost of a Solaris combination device. Offering light therapy as a Solaris accessory option not only makes it much more affordable, but also boosts the line's appeal by allowing the practitioner to add the option at any time in the future.

The demand for our unique Solaris combination devices is predicted to grow as the popularity of light therapy grows. Published literature regarding light therapy points to its broad application in treating and managing the pain associated with a wide range of inflammatory conditions, and in accelerating wound healing and tissue regeneration. These findings strongly indicate that light therapy is only in its infancy. We plan to take a leadership position in implementing this promising therapeutic modality in a world that has a great need for it.

In order to gain an even greater advantage in the combination products market during the coming year and beyond, we will continue to offer our existing 50 Series Plus™ line, repositioning it to appeal to a more cost-conscious customer base. This allows us to take a double-barreled aim at the industry and capture a greater share of the market by offering the 50 Series Plus products as a price-sensitive alternative to the industry-leading Solaris devices.

The new Solaris products may also facilitate our efforts to expand sales on the European continent – an objective that has eluded us for several years. By incorporating our unique electrotherapy modalities in a European version of Solaris, we believe that we may finally create sufficient interest to give Dynatronics a foothold in a market where there already exists a demand for light therapy.

I should point out that we had originally planned to release the Solaris product line at the end of June 2003. However, delays on the part of key vendors, combined with an exacting quality assurance process that demanded thorough product validation, postponed that release to September 2003. The delay had a chilling effect on fourth-quarter sales and profits. Anticipating the availability of Solaris, our customers began to clear out old inventories and put off ordering new inventories until the new product line was ready. At the same time, the R&D costs associated with the Solaris products reached their peak. The combination of lower sales and higher costs in the last quarter of 2003 almost consumed the profitability achieved during the three prior quarters.

Although the negative impact of the delay was limited to the three-month period from June through August 2003, its effects were felt into the first quarter of fiscal year 2004.

Nevertheless, Dynatronics remained profitable for the seventh consecutive year and for 16 of the past 17 years. And I'm happy to report that our plans to set the stage for a new level of growth in 2004 and beyond are coming to fruition. By September 2003, the backlog of orders for Solaris products had exceeded $800,000. As we cleared the backlog in September, the anticipated growth phase began.

Our research and development efforts have not been limited to the Solaris line of combination devices. We have also allocated resources to upgrading some of our less technical product lines, and these initiatives are beginning to pay dividends. For example, in fiscal year 2003 we tripled our sales of the first of these redesigned products – the HLT3 metal therapy table – over fiscal year 2002 sales. We plan to keep the ball rolling by introducing two more newly designed treatment tables in fiscal year 2004.

Plus, we now manufacture our own line of cold packs. These products were introduced at the June 2003 dealer meeting in Park City, Utah, and were well received. The fact that we can private label these products makes them even more attractive to our customers.

On another R&D front, the mounting demand for physical medicine modalities in the "medical spa" market has prompted us to consider developing electrotherapy, ultrasound and light therapy devices for the aesthetic market. With the Synergie® line of products already well recog-



nized in the aesthetics market, it becomes a natural transition to expand our aesthetic products offering to include versions of our proprietary physical therapy modalities.

We recently experienced another very positive development: the price of Dynatronics stock doubled in a matter of a few weeks, jumping from $.75 per share to $1.48 per share. This was precipitated by the September 3, 2003, announcement that Dynatronics' board of directors had authorized a stock repurchase program allowing the repurchase of up to $500,000 worth of the company's common stock on the open market. The decision to initiate the program was based on the management team's confidence in the company's future growth – a confidence bolstered in part by the introduction of the Solaris line – combined with a languishing stock price deemed to be undervalued. The repurchase program conveyed our confidence in the future and attracted the interest of many new investors.

All in all, the past fiscal year was a time of retooling and rebuilding – a time of strategizing to meet new challenges and setting the stage for future growth. We allocated extensive resources to research and development. We carefully examined manufacturing methodologies and vendor relations. Where appropriate, we moved component manufacturing overseas to keep costs to a minimum and sustain better margins.

The future looks bright as Dynatronics steps onto the threshold of accelerated future growth. It is fitting that our newest product line is named Solaris, which is Greek for "sun." We fully expect it to light the way to increased sales and profitability in the coming fiscal year.

Sincerely,

Kelvyn H. Cullimore, Jr.
President/CEO


DYNAT

We spent much of fiscal 2003 designing a new family of specialty products. At our June national dealer conference, the revolutionary Dynatron Solaris™ Series was unveiled. Solaris represents the latest in technology and strengthens Dynatronics' reputation as the industry leader in product innovation and marketing. The Solaris Series will account for a significant share of the projected 15% increase in sales for fiscal 2004.

Dynatron SOLARIS™

Featuring LIGHT THERAPY

Dynatronics has combined the popular features of the 50 Series Plus™ line with **Light Therapy** and **Direct Current** to create the revolutionary Solaris Series. Solaris offers the most options in any one device by including Ultrasound, seven Electrotherapy waveforms, and the option of adding an Infrared Cluster Probe and other similar probes as they become available.


709

709 - 5 Channel Combo Unit


701

701 - Ultrasound Unit
(to be introduced in March, 2004)


705

705 - 3 Channel Electrotherapy Unit



706 - 5 Channel Electrotherapy Unit


708

708 - 3 Channel Combo Unit

Light Therapy -

This cluster probe generates **500 mW** of power using two wavelengths making it the most powerful, versatile and economical device in the industry. Best of all, it can be added to any Solaris unit.



880 - Cluster Probe

STS -

According to the American Pain Society, chronic pain afflicts an estimated 70 million Americans. This results in 515 million lost workdays each year and takes an incalculable toll on the quality of life of those who suffer and their loved ones. In 2001, Dynatronics introduced the Dynatron STS™ device. This innovative treatment was approved for the symptomatic relief of chronic, intractable pain following years of research and study by its inventor, Dr. Donald Rhodes.

Since its introduction, STS has helped change thousands of lives providing relief to patients who have not found relief with other methods of treatment.


STSi

STSi

In 2003, Dynatronics introduced the Dynatron STSi providing clinicians with the benefits of STS therapy for the treatment of chronic pain together with IFC therapy for the treatment of acute pain—all in one device.

In addition to specialty electronics devices, Dynatronics markets an extensive line of high-quality equipment and supplies to the physical medicine market. Our general-line products showed excellent sales growth in fiscal 2003 with the introduction of our new economy high/low table, a significant expansion of our production capabilities for wood products, and the introduction of a new high-quality but affordable line of cold packs.


If a 3.6 Ton Hummer H2 can't bust our cold packs, we doubt you will.

Metal Tables

Dynatronics recently introduced a very popular 3-Section Hi-Lo Treatment Table offering excellent features at a very affordable price. In addition to the new HLT3 table, Dynatronics has also introduced a new 1-section table and will soon release a chiropractic elevation table.





Cold Packs

Dynatronics' new Body Ice™ cold packs are not only economical but extraordinarily durable. Body Ice packs demonstrate Dynatronics' commitment to helping the clinician control costs without sacrificing quality.



Wood Tables

Our expanded production capabilities for wood products have allowed Dynatronics to significantly expand its product line in several areas including custom athletic training rooms. In addition to building custom treatment tables and furniture, we are able to custom imprint tables as shown in the picture above.

We took a proactive stance in addressing the aesthetic market during fiscal year 2003, continuing to emphasize the qualities and advantages that make Dynatronics' aesthetics division and Synergie® products unique.

Dynatronics' patented aesthetics products proved once again to be an excellent fit for a number of health and beauty markets in fiscal 2003. One of these is the emerging "medical spa" industry – perhaps the fastest growing segment of the spa market. Because our equipment is produced to medical-grade standards and because we have specific products for physicians, we have much more to offer in this niche than most competitors.

We continued to work closely with the beauty college industry, holding joint seminars and helping colleges develop educational programs that utilize the advanced techniques and tools developed by Dynatronics. This involvement helped us place Synergie units in some of the leading facilities in the country in fiscal 2003.

Upscale health clubs represented yet another emerging market for Dynatronics' aesthetics products in fiscal 2003. Many of these clubs have been actively working to develop sources for non-dues revenues by expanding the scope of services they offer their members. Synergie provides the "finishing touch" for those seriously trying to improve their health and the appearance of their bodies and faces.

Dynatronics also continued to develop relationships with several organizations and companies in the fitness/weight-loss business last year. Because even the best exercises and diets do not eliminate cellulite, Synergie provided a natural addition to the menu of services for these groups. We expect these national accounts to become a much more significant portion of our business in the next two years.

Distribution, of course, is key to the successful penetration of markets. For this reason, we have created a three-pronged approach to distribution. Not only did we distribute our products through dealers in selected parts of the country, but we also used contract sales representatives and even sold directly from our factory to professional users. This approach allows us to provide better service as we refine our distribution process to ensure that the most effective system is implemented in each territory.

We backed up our unique products and versatile distribution system in fiscal 2003 with excellent corporate support. For example, Dynatronics offers one of the best service policies in the industry, and our training program is recognized as the finest available. These and other support-related benefits, combined with our company's long and successful track record, further enhanced our reputation with our customers, giving them the security of knowing they are dealing with a dependable, quality-oriented industry leader.



Synergie Aesthetic Massage System

Synergie AMS™ uses revolutionary vacuum massage technology proven to enhance the appearance of the skin while improving circulation. Synergie AMS finally provides the solution millions of women have been seeking.



Synergie Peel® - Microdermabrasion

The Synergie Peel microdermabrasion device has been engineered to provide the highest quality treatments while overcoming the challenges of typical microdermabrasion devices.



Synergie AMS treatment

Independent Auditors' Report

The Board of Directors
Dynatronics Corporation:

We have audited the accompanying balance sheets of Dynatronics Corporation as of June 30, 2003 and 2002 and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatronics Corporation as of June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangibles Assets, in 2002.*

KPMG LLP

Salt Lake City, Utah
August 8, 2003

 Balance Sheets

June 30, 2003 and 2002

Assets		2003	2002
Current assets:			
Cash	$	404,276	396,803
Trade accounts receivable, less allowance for doubtful accounts of $145,130 in 2003 and $165,763 in 2002		2,283,071	3,156,436
Other receivables		193,713	58,202
Inventories		4,644,489	3,836,751
Prepaid expenses		480,697	359,000
Income tax receivable		105,804	—
Deferred tax asset – current		312,547	276,905
Total current assets		8,424,597	8,084,097
Property and equipment, net		3,202,553	3,345,059
Goodwill		789,422	789,422
Other assets		296,457	289,624
	$	12,713,029	12,508,202

Liabilities and Stockholders' Equity			
Current liabilities:			
Current installments of long-term debt	$	198,606	225,604
Line of credit		1,382,095	1,435,689
Accounts payable		597,111	318,905
Income tax payable		—	30,804
Accrued expenses		540,258	380,424
Accrued payroll and benefit expenses		189,807	208,504
Total current liabilities		2,907,877	2,599,930
Long-term debt, excluding current installments		1,754,066	1,950,309
Deferred compensation		305,654	282,229
Deferred tax liability – noncurrent		144,059	99,160
Total liabilities		5,111,656	4,931,628
Stockholders' equity:			
Common stock, no par value. Authorized 50,000,000 shares; 8,869,335 and 8,928,774 shares issued in 2003 and 2002, respectively		2,478,981	2,638,677
Treasury stock, 59,439 common shares at cost in 2002		—	(159,696)
Retained earnings		5,122,392	5,097,593
Total stockholders' equity		7,601,373	7,576,574
Commitments and contingencies			
	$	12,713,029	12,508,202

See accompanying notes to financial statements.

FINANCIAL STATEMENTS - Statements of Income

Years ended June 30, 2003 and 2002

		2003	2002
Net sales	$	16,896,992	17,133,953
Cost of sales		10,709,836	10,637,413
Gross profit		6,187,156	6,496,540
Selling, general, and administrative expenses		4,948,385	5,053,765
Research and development expense		1,038,753	668,426
Operating income		200,018	774,349
Other income (expense):			
Interest income		6,825	3,751
Interest expense		(176,731)	(281,444)
Other income, net		11,395	15,133
Total other expense, net		(158,511)	(262,560)
Income before income taxes		41,507	511,789
Income tax expense		16,708	195,688
Net income	$	24,799	316,101
Basic net income per share	$	0.00	0.04
Diluted net income per share		0.00	0.04
Weighted average basic and diluted common shares outstanding:			
Basic		8,869,335	8,855,083
Diluted		8,869,335	8,898,422

See accompanying notes to financial statements.

Financial Statements • Statements of Stockholders' Equity

Years ended June 30, 2003 and 2002

	Common stock	Treasury stock	Retained earnings	Total stockholders' equity
Balances at June 30, 2001	$ 2,565,926	(120,096)	4,781,492	7,227,322
Purchase of 23,855 shares of treasury stock	—	(39,600)	—	(39,600)
Issuance of 88,352 shares of common stock upon exercise of employee stock options	68,364	—	—	68,364
Income tax benefit from disqualifying disposition of employee stock options and nonemployee exercise of stock options	4,387	—	—	4,387
Net income	—	—	316,101	316,101
Balances at June 30, 2002	2,638,677	(159,696)	5,097,593	7,576,574
Retirement of 59,439 shares of treasury stock	(159,696)	159,696	—	—
Net income	—	—	24,799	24,799
Balances at June 30, 2003	$ 2,478,981	—	5,122,392	7,601,373

See accompanying notes to financial statements.

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 24,799	316,101
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of property and equipment	374,864	333,077
Other amortization	7,325	94,539
Provision for doubtful accounts	72,000	48,000
Provision for inventory obsolescence	240,000	204,000
Provision for warranty reserve	199,718	248,576
Provision for deferred compensation	23,425	21,630
Changes in operating assets and liabilities:		
Receivables	665,854	355,611
Inventories	(1,047,738)	705,572
Prepaid expenses and other assets	(135,855)	(167,890)
Income tax receivable	(105,804)	—
Deferred income taxes	9,257	12,144
Income tax payable	(30,804)	61,194
Accounts payable and accrued expenses	219,625	(389,245)
Net cash provided by operating activities	516,666	1,843,309

		2003	2002
Cash flows used in investing activities:			
Capital expenditures		(232,358)	(400,678)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt		7,375	919,715
Principal payments on long-term debt		(230,616)	(817,856)
Net change in line of credit		(53,594)	(1,435,335)
Proceeds from issuance of common stock		—	28,764
Net cash used in financing activities		(276,835)	(1,304,712)
Net increase in cash		7,473	137,919
Cash at beginning of year		396,803	258,884
Cash at end of year	$	404,276	396,803
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$	180,217	287,113
Cash paid during the year for income taxes		138,500	122,350
Supplemental disclosures of noncash investing and financing activities:			
Common stock issued in exchange for cashless exercise of options using mature stock	$	—	39,600
Income tax benefit from nonemployee exercise of stock options		—	4,387

See accompanying notes to financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Dynatronics Corporation (the Company) manufactures, markets, and distributes a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals. The products are distributed primarily through dealers in the United States and Canada, with increasing distribution in foreign countries.

(b) Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first-in, first-out), or market. Raw materials are stated at the lower of cost (first-in, first-out), or market.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(d) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 2 to 7 years.

(e) Goodwill and Long-Lived Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of July 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Management is primarily responsible for the SFAS No. 142 valuation determination. In compliance with SFAS No. 142, management utilizes standard principles of financial analysis and valuation including: transaction value, market value, and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002, the fair value of the Company exceeded the book value of the Company. Therefore, there was not an indication of impairment upon adoption of SFAS No. 142. Management performed its annual impairment assessment during the Company's fourth quarter and determined there was not an indication of impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 15 and 30 years.

(f) Revenue Recognition

Sales are generally recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(g) Research and Development Costs

Research and development costs are expensed as incurred.

(h) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(i) Earnings per Common Share

Basic earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

A reconciliation between the basic and diluted weighted average number of common shares for 2003 and 2002 is summarized as follows:

	2003	2002
Basic weighted average number of common shares outstanding during the year	8,869,335	8,855,083
Weighted average number of dilutive common stock options outstanding during the year	—	43,339
Diluted weighted average number of common and common equivalent shares outstanding during the year	8,869,335	8,898,422

Outstanding options not included in the computation of diluted net income per share total 983,645 and 279,887 as of June 30, 2003 and 2002, respectively, because to do so would have been antidilutive.

(j) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Stock-Based Compensation

The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company has elected to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2003 and 2002, consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

		Year end June 30, 2003	Year ended June 30, 2002
Net income as reported	$	24,799	316,101
Less: pro forma adjustment for stock based compensation, net of income tax		(36,469)	(67,091)
Pro forma net (loss) income	$	(11,670)	249,010
Basic and diluted net (loss) income per share:			
As reported		0.00	0.04
Effect of pro forma adjustment		(0.00)	(0.01)
Pro forma		(0.00)	0.03

The Company has no employee stock-based compensation expense since stock options have exercise prices at least equal to the market price of the Company's stock on the grant date. The Company has refined its methodology in calculating its pro forma footnote disclosure and corrected its historical computations. In the Company's previous footnotes, the pro forma net income per share on a basic and diluted basis was $0.02 for the year ended June 30, 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	June 30	
	2003	2002
Expected dividend yield	0%	0%
Expected stock price volatility	88-91%	90 – 95%
Risk-free interest rate	2.89 - 4.42%	4.34 – 5.14%
Expected life of options	5 & 7 years	5 & 7 years

The weighted average fair value of options granted during 2003 and 2002 was $0.60 and $0.89, respectively.

(l) Concentration of Risk

In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

(m) Operating Segments

The Company operates in one line of business, the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Company groups their sales into physical medicine products and aesthetic products. Physical medicine products consisted of 93% and 92% of net sales for the years ended June 30, 2003 and 2002, respectively. Aesthetics products consisted of 7% and 8% of net sales for the years ended June 30, 2003 and 2002, respectively.

(n) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment; valuation allowances for receivables and inventories; accrued product warranty reserve; and estimated recoverability of goodwill. Actual results could differ from those estimates.

(o) Fair Value Disclosure

The carrying value of accounts receivable, accounts payable, accrued expenses, and line of credit approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long-term debt approximates its estimated fair value due to recent issuance of the debt or the existence of interest rate reset provisions.

(p) Advertising Cost

Advertising costs are expensed as incurred except for catalogs. Catalogs are recorded as prepaid supplies until they are no longer owned or expected to be used, at which time they are recorded as advertising expense. Advertising expense for the years ended June 30, 2003 and 2002 was approximately $172,300 and $172,500, respectively. No prepaid supplies consisted of catalogs as of June 30, 2003 and 2002.

(q) Reclassifications

Amounts billed for shipping and handling of products are recorded as sales revenues. Costs of shipping and handling of products to customers are recorded as costs of sales. In prior years, the Company recorded revenues from shipping and handling products net of the related costs. Amounts recorded in 2002 have been reclassified to conform with current year presentation. As a result, net sales and cost of sales for 2002 have each increased by $796,635.

(2) Inventories

Inventories consist of the following:

	2003	2002
Raw materials	$ 2,487,435	2,555,535
Finished goods	2,446,990	1,546,908
Inventory reserve	(289,936)	(265,692)
	$ 4,644,489	3,836,751

(3) Property and Equipment

Property and equipment consist of the following:

	2003	2002
Land	$ 354,743	354,743
Buildings	2,897,447	2,871,286
Machinery and equipment	1,728,106	1,603,963
Office equipment	415,349	352,502
Vehicles	65,487	61,771
	5,461,132	5,244,265
Less accumulated depreciation and amortization	2,258,579	1,899,206
	$ 3,202,553	3,345,059

(4) Product Warranty Reserve

A reconciliation of the changes in the product warranty reserve consists of the following:

	2003	2002
Beginning product warranty reserve balance	$ 136,000	112,000
Warranty repairs	(175,718)	(224,575)
Warranties issued	243,317	235,592
Changes in estimated warranty costs	(43,599)	12,983
Ending product warranty reserve balance	$ 160,000	136,000

(5) Line of Credit

The Company has a revolving line of credit facility with a commercial bank in the amount of $4.5 million. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2003 and 2002, the outstanding balance was $1.38 million and $1.44 million, respectively. The line of credit is collateralized by inventory and accounts receivable and bears interest at the bank's "prime rate," (4.0% and 4.75% at June 30, 2003 and 2002, respectively). This line is subject to annual renewal and matures on December 1, 2003. Accrued interest is payable monthly.

(6) Long-Term Debt

Long-term debt consists of the following:

	2003	2002
7.11% promissory note with an interest rate reset in November 2003 secured by a trust deed on real property, payable in monthly installments of $8,708 through November 2008	$ 468,643	537,154
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments beginning at $7,545 monthly ($7,060 during 2003 and 2002)	645,072	688,283
5.25% promissory note secured by building, payable in monthly installments of $5,641 through May 2017	663,397	694,372
8.87% promissory note secured by fixed assets, payable in monthly installments of $3,901 through May 2007	159,741	193,930
Other notes payable	15,819	62,174
Total long-term debt	1,952,672	2,175,913
Less current installments	198,606	225,604
Long-term debt, excluding current installments	$ 1,754,066	1,950,309

The aggregate maturities of long-term debt for each of the years subsequent to 2003 are as follow: 2004, $198,606; 2005, $206,899; 2006, $218,188; 2007, $227,458; 2008, $197,831; and thereafter $903,690.

(7) Leases

The Company leases vehicles under noncancelable operating lease agreements. Rent expense for the years ended June 30, 2003 and 2002 was $29,203 and $31,915, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2003 are as follows: 2004, $24,367; 2005, $10,728; and 2006, $6,171.

(8) Goodwill and Other Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date is recorded as goodwill. As of June 30, 2002, the Company had goodwill, net of $789,422 from the acquisition of Superior Orthopaedic Supplies, Inc. on May 1, 1996 and the exchange of Dynatronics Laser Corporation common stock for a minority interest in Dynatronics Marketing Corporation on June 30, 1983. Through June 30, 2002, goodwill was amortized over a period of 15 and 30 years, respectively, on a straight-line basis. The following table sets forth reported net income and basic and diluted net income per share, as adjusted, to exclude amortization of goodwill which would not have been recorded under SFAS No. 142:

	Year ended June 30, 2002
Net income, as reported	$ 316,101
Amortization expense of goodwill, net of tax	57,018
Net income, as adjusted	$ 373,119
Basic net income per share, as reported	0.04
Diluted net income per share, as reported	0.04
Amortization expense of goodwill per basic and diluted share	0.01
Basic net income per share, as adjusted	0.04
Diluted net income per share, as adjusted	0.04

License Agreement. Identifiable intangible assets, included in other assets, consist of a license agreement entered into on August 16, 2000 for a certain concept and process relating to a patent. The license agreement is being amortized over ten years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of the license agreement:

	As of June 30, 2003	As of June 30, 2002
Gross carrying amount	$ 73,240	73,240
Accumulated amortization	20,752	13,427
Net carrying amount	$ 52,488	59,813

Amortization expense associated with the license agreement was $7,325 for 2003 and 2002. Estimated amortization expense for the existing license agreement is expected to be $7,325 for each of the fiscal years ending June 30, 2004 through June 30, 2010.

(9) Income Taxes

Income tax expense for the years ended June 30 consists of:

	Current	Deferred	Stock option benefit	Total
2003:				
U.S. federal	$ —	8,016	—	8,016
State and local	7,451	1,241	—	8,692
	$ 7,451	9,257	—	16,708
2002:				
U.S. federal	$ 143,980	12,850	3,800	160,630
State and local	35,177	(706)	587	35,058
	$ 179,157	12,144	4,387	195,688

The stock option benefit represents the portion of the Company's income tax expense for financial reporting purposes that was not required to be paid due to the availability of a tax benefit upon employees exercising their options. The Company recognized an increase to stockholders' equity as a result of the stock option benefit.

Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) as follows:

	2003	2002
Expected tax expense	$ 14,112	174,009
State taxes, net of federal tax benefit	5,737	23,138
Meals and entertainment	1,558	2,247
Amortization of goodwill not deductible	—	2,985
Officers' life insurance	(3,249)	(2,927)
Extraterritorial income exclusion	(2,237)	(3,978)
Other, net	787	214
	$ 16,708	195,688

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follows:

	2003	2002
Net deferred tax asset – current:		
Charitable contribution	$ 10,614	—
Inventory capitalization for income tax purposes	64,385	47,689
Inventory reserve	107,778	99,103
Vacation reserve	3,730	3,730
Warranty reserve	59,680	50,728
Accrued product liability	12,227	13,825
Allowance for doubtful accounts	54,133	61,830
Total deferred tax asset – current	$ 312,547	276,905
Net deferred tax asset (liability) – noncurrent:		
Deferred compensation	$ 114,009	105,271
Property and equipment, principally due to differences in depreciation	(240,987)	(216,170)
Noncompete and goodwill	(17,081)	11,739
Total deferred tax liability – noncurrent	$ (144,059)	(99,160)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Major Customers

During the fiscal years ended June 30, 2003 and 2002, sales to any single customer did not exceed 10% of total revenues.

(11) Common Stock

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock.

The Company granted options to acquire common stock under its 1992 qualified stock option plan. The options are to be granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from six months to five years from the date of grant.

A summary of activity follows:

	2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	836,578	$ 1.19	930,906	$ 1.17
Options granted	324,651	0.77	90,861	1.12
Options exercised	–	–	88,352	0.77
Options canceled or expired	(257,584)	1.00	(96,837)	1.34
Options outstanding at end of year	903,645	1.09	836,578	1.19
Options exercisable at end of year	466,506	1.25	682,891	1.15
Range of exercise prices at end of year		0.66 - 2.70		0.72 - 2.70

At June 30, 2003, 959,816 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the stock option plan.

The Company has 80,000 options outstanding that were not issued under the Company's stock option plan. The exercise price of the options ranges from $1.08 to $4.00. The options expire during fiscal 2007 through fiscal 2010.

(12) Employee Benefit Plan

During 1991, the Company established a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2003 and 2002, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2003 and 2002 were $19,451 and $12,451, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

As of June 30, 2003, the Company had salary continuation agreements with two key employees. The agreements provide a preretirement salary continuation income to the employee's designated beneficiary in the event that the employee dies before reaching age 65. This death benefit amount is the lesser of $75,000 per year or 50% of the employee's salary at the time of death, and continues until the employee would have reached age 65. The agreements also provide the employee with a 15-year supplemental retirement benefit if the employee remains in the employment of the Company until age 65. Estimated amounts to be paid under the agreements are being accrued over the period of the employees' active employment. As of 2003 and 2002, the Company has accrued $305,654 and $282,229, respectively, of deferred compensation under the terms of the agreements.

Availability of Form 10-KSB

Dynatronics Corporation files an Annual Report on Form 10-KSB each year with the Securities and Exchange Commission. A copy of the Form 10-KSB for the fiscal year ended June 30, 2003 may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Corporate Secretary, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The Company's Annual Shareholders Meeting will be Tuesday, November 25, 2003 at 4:00 p.m. MST at Dynatronics Corporate Headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians, and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore
Chairman of the Board

Kelvyn H. Cullimore, Jr.
President, CEO and Director

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Ronald J. Hatch
Vice President of Operations and R&D

Robert J. Cardon
Corporate Secretary

E. Keith Hansen, M.D.
Director
OB/GYN-Private Practitioner

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
Executive Vice President, Franklin Covey

Accountants, Legal Counsel and Transfer Agent

Independent Auditors
KPMG LLP
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters

7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com

This annual report contains forward-looking statements relating to anticipated financial performance, product development, and similar matters. Securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results.


Dynatronics Corporation | 7030 Park Centre Dr. | Salt Lake City, UT 84121 | (800) 874-6251 | www.dynatronics.com